SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2002

Hummingbird Ltd.
(Translation of registrant's name into English)

1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada.
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ______ Form 40-F __X___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

Encls. 10

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

Hummingbird Ltd.
(Registrant)

Date: July 4, 2002

By: ______________________
Inder P.S. Duggal
Chief Financial Officer and
Chief Controller

Hummingbird™

New version of Hummingbird's business intelligence solution, Hummingbird BI™ 8.0 now shipping

Significant enhancements boost the business intelligence component of Hummingbird Enterprise™ and provides enterprise report deployment through Hummingbird DM™

Toronto – June 4, 2002 -- Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced the availability of Hummingbird BI 8.0 a highly scalable, portal-enabled business intelligence solution. This release of Hummingbird BI delivers an enterprise business intelligence solution that enhances decision-making effectiveness across the organization.

Business intelligence technologies are gaining increased importance as companies seek to gain competitive advantage by leveraging their structured data sources to become more responsive to customers needs, improve profitability and reduce risk. A recent Gartner report states that "new ground is being made in using BI to improve customer relationships and empower manager decision-making[1]." The report goes on to state "as enterprises seek to increase their flexibility and speed of operations, relaying the message of independence and accountability for decision makers will ring true."

"Hummingbird has made great strides in enhancing their web offering. The added functionality of being able to share queries from the web will help the people in our LexisNexis™ sales offices nationwide work more effectively. The changes to the system administrator tools make it easier to design the models and the ability to monitor the system via the web provide administrators flexibility," said Lillian Sullivan, Director, Information Systems Business Support, LexisNexis.

"Hummingbird listened to what the market wanted from a business intelligence solution. Hummingbird BI 8.0 is the result," said Andrew Pery, chief marketing officer, Hummingbird Ltd. "Based on the phenomenal response from the beta customers we are confidant that we have delivered a solution that will provide our customers with a high ROI."

Hummingbird BI provides organizations the flexibility to make better decisions faster by giving desktop and Web users improved access to report on and analyze enterprise information. Enhancements to functionality and usability in this release will boost the end user experience, and minimize administrative and training resource requirements thus

[1] Gartner, "Vendors and Users Agree: Business Intelligence Needed for Better Decisions," Alex Sejarto, April, 2002

providing customers with a quick return on investment as well a as a low cost of ownership.

Hummingbird BI 8.0 features architectural developments for increased openness and scalability and for tighter integration with other Hummingbird solutions, particularly Hummingbird DM™ and Hummingbird Portal™. Additionally, new features remove the complexity of migrating to a thin client deployment for existing Hummingbird BI desktop users. Hummingbird BI is available as a component of Hummingbird Enterprise, the new EIMS from Hummingbird, or as a standalone business intelligence product.

Key enhancements to Hummingbird BI include:

- **Hummingbird DM integration.** Hummingbird BI reports can now be checked into the Hummingbird DM document repository. This automatically extends the benefits of a document management system, such as version control, audit features, collaboration and project folder structures, to Hummingbird BI reports. This new integration allows customers to leverage their existing investments in document management and business intelligence software.
- **Scalability, performance, and stability enhancements.** Hummingbird BI is now deployed on the new Hummingbird Core Services Platform that provides a single set of services for Hummingbird products making integration and administration of multiple Hummingbird applications easy. Hummingbird Core Services also offers Hummingbird BI significant enhancements to scalability, performance and stability.
- **Improvements to functionality, openness and ease of use.** Hummingbird BI features a number of improvements that reduce training requirements as well as reducing administration requirements resulting in improved effectiveness across the organization at a reduced cost.
- **Common Hummingbird Enterprise interface**. This creates a consistent user experience across all components when deploying more than one component of Hummingbird Enterprise. By taking advantage of the integration between Hummingbird products, customers will benefit from a seamless solution in a one-stop shopping context that addresses the continuum of end-user needs.
- **Hummingbird Portal integration.** Hummingbird BI is now more tightly integrated with Hummingbird Portal via new e-Clip plug-ins. The integration of Hummingbird BI into Hummingbird Portal enables users to search, review and analyze business-critical information stored in structured data sources together with information from other content sources, from a single, customizable, Web-based environment. The e-Clip plug-ins include support for Interactive DHTML reports and support for prompts.
- **Improved thin-client migration.** Hummingbird BI now allows Standard Reports to be published to the Web. This enhancement will allow reports in earlier versions of Standard Reports to be viewed over the Web without any conversion required. Customers using older versions of BI/Query with Standard Reports will welcome this enhancement as it removes the complexity of migrating to a thin client deployment.

Hummingbird BI 8.0 is available for immediate purchase or upgrade.

About Hummingbird BI™

Hummingbird BI™ is a fully integrated, scalable enterprise business intelligence solution that allows desktop and web-based users to access and analyze enterprise information stored in transactional databases, data warehouses or data marts, and enterprise resource planning (ERP) systems. Hummingbird BI includes desktop and Web query and reporting application and online analytical processing (OLAP) functionality and an enterprise application server that provides centralized administration and decision support services. Hummingbird BI offers organizations a completely integrated, lowest cost of ownership solution that is seamlessly enabled within Hummingbird Enterprise™.

About Hummingbird Enterprise™

Hummingbird Enterprise™ offers customers a 360° view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise™, an integrated enterprise information management system (EIMS) solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360° view of enterprise content with a portfolio of products that are both modular and interoperable. Today, 5 million users representing 90% of the Fortune 500 and 85% of the Fortune 100 rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain

profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts

Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: 416-496-2200 ext. 5846
Fax: 416-496-2207
amelia.young@hummingbird.com
Yuriy Diakunchak
Manager, Media Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2136
Fax: (416) 496-2207
yuriy.diakunchak@hummingbird.com

Hummingbird™

Hummingbird ships Hummingbird Collaboration™ 5.0

New look and feel among major enhancements to the collaborative framework component of Hummingbird Enterprise™

Toronto – June 4, 2002 -- Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced the availability of Hummingbird Collaboration 5.0, a collaborative framework that provides a secure, document-centric collaboration environment suitable for intra- and inter-enterprise deployments across any industry.

Collaboration tools increase the operational efficiencies of organizations by providing a framework to manage and impact document-based relationships around specific projects. "A distinctive characteristic of team collaboration tools is the need to articulate, track and support shared team goals; this leads to an emphasis on document-based styles of collaboration,[1]" according to the Gartner report titled *Magic Quadrant: Team Collaboration Support.*

"Hummingbird Collaboration enables our customers to create a working environment where accurate and current documentation is available to every member of a project team," said Andrew Pery, chief marketing officer, Hummingbird Ltd. "At the same time, Hummingbird Collaboration has been more tightly integrated with Hummingbird Portal and Hummingbird DM so that our customers can leverage their previous investments in our software with the added ability to interact with their counterparts across the extended enterprise whether they are employees, partners, customers or suppliers."

The new release of Hummingbird Collaboration features a number of changes that enhance usability including a new look and feel that effectively brands Hummingbird Collaboration as an important part of Hummingbird Enterprise. This provides users with a consistent experience across all components of the EIMS reducing the learning curve.

Tighter integration between Hummingbird Collaboration and Hummingbird Portal allow users to take advantage of the Messaging features in Hummingbird Portal anytime, anywhere to monitor Hummingbird Collaboration discussion threads for changes, monitor for new documents added to a project and monitor new activity on a document already in a project. Improved integration with Hummingbird DM allows users to import documents from Hummingbird DM into a collaboration project without having to change applications or user interfaces.

[1] Gartner, "Magic Quadrant: team Collaboration Support", S. Hayward, J. Jacobs, May 2002

Hummingbird Collaboration now contains a Meetings feature that provides the unique ability to schedule single or multiple meetings around any object in a collaboration project. The secure collaboration environment ensures that only project participants who have access to the item in question will be able to see the related meetings. The new Calendaring feature allows users to create events and invite users to participate enhancing the coordination of collaborative work. Hummingbird Collaboration is compliant with Section 508 of the US Rehabilitation Act. Hummingbird Collaboration supports the W3C consortium Web Services standard for inter-operability between Internet enabled applications. By providing this support, organizations can quickly and easily integrate Collaboration into their business processes.

Hummingbird Collaboration 5.0 is immediately available for purchase or upgrade.

About Hummingbird Collaboration™

Hummingbird Collaboration is a highly secure, web-based collaborative workspace for dispersed teams across the enterprise. It works with both Hummingbird DM™ and Hummingbird Portal™ to provide an environment for managing complex projects involving both internal and external participants. Hummingbird Collaboration enables organizations to streamline business processes and collaborative activities across the entire industry spectrum.

About Hummingbird DM™

Hummingbird DM™ transforms document-based information into knowledge assets by enabling the capture, manipulation, and distribution of working knowledge, empowering users to leverage not just their own experiences, but the collective expertise contained in Hummingbird repositories. As the platform for Hummingbird RM™, paper-based and electronic records are protected in an organized, secure environment throughout their lifecycle. An entire suite serves as a full complement to Hummingbird DM, with solutions for Collaboration, Web Publishing, Workflow, Imaging, and Engineering.

About Hummingbird Enterprise™

Hummingbird Enterprise™ offers customers a 360° view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise™, an integrated enterprise information management system (EIMS) solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360° view of enterprise content with a portfolio of products that are both modular and interoperable. Today, 5 million users representing 90% of the Fortune 500 and 85% of the Fortune 100 rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts
Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: 416-496-2200 ext. 5846
Fax: 416-496-2207
amelia.young@hummingbird.com
Yuriy Diakunchak
Manager, Media Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2136
Fax: (416) 496-2207

Hummingbird™

Hummingbird begins shipping Hummingbird RM™ 5.0

Significant enhancements and new features boost records management component of Hummingbird Enterprise™

Toronto – June 4, 2002 -- Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced the availability of Hummingbird RM 5.0, a multi-tiered records management solution. Hummingbird RM is a component of Hummingbird Enterprise, the new EIMS from Hummingbird, that transforms Hummingbird DM™ into a fully functional, standards compliant records management solution, creating an organized, secure environment that manages the complete lifecycle of all corporate knowledge assets – physical and electronic – from creation to destruction.

"Businesses operating in any industry must proactively manage and mitigate risk to secure a viable future for themselves. That makes electronic record management an absolute necessity in today's business environment. It is particularly important in any industry where regulatory environments dictate record retention schedules," said Andrew Pery, chief marketing officer, Hummingbird Ltd. According to Gartner analysts, the risk associated with mismanaged records are present even if the letter of the law is followed – "Unless enterprises implement records management, they risk legal trouble when disputes arise – even if they have not deliberately broken any laws.[1]"

Hummingbird RM 5.0 allows end users to perform records management and document management activities through a single Web-based user interface. The Hummingbird RM client features the Hummingbird Enterprise look and feel, which facilitates training as well as leads to a lower cost of ownership. Through application integration components, full access to user-level functionality is provided via Microsoft Outlook or the Windows Explorer, as well as through integrated office applications.

This new release of Hummingbird RM takes advantage of all the enhancements to Hummingbird DM 5.0 as well as adding several records management-specific administrative improvements. Enhancements such as support for case files, global modification confirmation, document level disposition and fixed-date event disposition in this version of Hummingbird RM add new flexibility in managing records. Industry forms for government, legal and financial, as well as a default form for use in any

[1] Gartner FirstTake, "How to Avoid Getting Sued Because of Records Mismanagement," Mark Gilbert, Debra Logan, January 2002

industry, are now available streamlining records administration. New HTML forms are also provided to help support Section 508 compliance for accessibility.

Hummingbird RM 5.0 is immediately available for purchase or upgrade.

About Hummingbird DM™

Hummingbird DM™ transforms document-based information into knowledge assets by enabling the capture, manipulation, and distribution of working knowledge, empowering users to leverage not just their own experiences, but the collective expertise contained in Hummingbird repositories. As the platform for Hummingbird RM™, paper-based and electronic records are protected in an organized, secure environment throughout their lifecycle. An entire suite serves as a full complement to Hummingbird DM, with solutions for Collaboration, Web Publishing, Workflow, Imaging, and Engineering

About Hummingbird Enterprise™

Hummingbird Enterprise™ offers customers a 360° view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise™, an integrated enterprise information management system (EIMS) solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360° view of enterprise content with a portfolio of products that are both modular and interoperable. Today, 5 million users representing 90% of the Fortune 500 and 85% of the Fortune 100 rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of

its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts
Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: 416-496-2200 ext. 5846
Fax: 416-496-2207
amelia.young@hummingbird.com
Yuriy Diakunchak
Manager, Media Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2136
Fax: (416) 496-2207
yuriy.diakunchak@hummingbird.com

Hummingbird™

Hummingbird Portal™ 5.0, the unifying showcase for Hummingbird Enterprise™ now available

Ambitious enhancements and new features boost the portal component of Hummingbird Enterprise™

Toronto – June 4, 2002 -- Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced the availability of Hummingbird Portal 5.0, the unifying showcase for the diverse enterprise information management components of Hummingbird Enterprise. Hummingbird Portal leverages the company's core strengths in data integration and reporting, document and knowledge management, collaboration and network connectivity.

Portals are increasingly becoming gateways to the diverse applications and information that drive the competitive advantage of organizations across all industry sectors. "Portal products will evolve into a suite of horizontal applications and will be one of the dominant root technologies for smart enterprise suites[1]," according to Gartner analyst Gene Phifer.

Hummingbird has responded to the convergence of various technologies such as document management, search, business intelligence, collaboration, knowledge management, and content management by delivering a portal solution that offers customers tight integration across these complimentary technologies.

"Hummingbird Portal transforms the 'what if' of enterprise information management systems into today's reality. Hummingbird has the unique ability among competitors in the portal market to offer its customers the efficiencies inherent in a complete solution that can grow to include as many of the information management technologies as they need," said Barry Litwin, president, Hummingbird Ltd.

This release of Hummingbird Portal includes an ambitious set of enhancements that position Hummingbird as a leader in the vibrant and increasingly competitive enterprise information portal market. Significant progress has been made in key areas including scalability, performance, and usability.

[1] Gartner, "Portals: A Key Source for the Smart Enterprise Suite Market," Gene Phifer, May 2002

Hummingbird Portal now provides additional functionality such as Hummingbird Messaging, an integrated and flexible messaging system that provides the ability to communicate anytime, anywhere with applications integrated into the portal as well as other users. Hummingbird Messaging notifies users of business critical events triggered by applications integrated into the portal. It allows messages to be delivered regardless of the portal user's geographic location or type of mobile device.

This release of the portal also includes Hummingbird Survey that allows users to create and manage secure on-line surveys to make their portal communities more interactive.

Hummingbird Portal 5.0 is immediately available for purchase or upgrade.

About Hummingbird Portal
Hummingbird Portal™ is a fully customizable Web-based workspace that enables access to business-critical applications and information, including structured and unstructured data, for maximum competitive advantage. Combining the best components from all business areas of Hummingbird, Hummingbird Portal is an enterprise-scalable, application and platform-independent solution that features an XML-based plug-in architecture to seamlessly integrate any enterprise application into the Hummingbird Portal environment, allowing users to act on the information they receive. With more than 200 e-Clip plug-ins, Hummingbird Portal provides unsurpassed integration of existing enterprise resources.

About Hummingbird Enterprise™
Hummingbird Enterprise™ offers customers a 360° view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise™, an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company.

Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts
Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: 416-496-2200 ext. 5846
Fax: 416-496-2207
amelia.young@hummingbird.com
Yuriy Diakunchak
Manager, Media Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2136
Fax: (416) 496-2207
yuriy.diakunchak@hummingbird.com

Hummingbird™

Hummingbird ships Hummingbird Enterprise™, the leading enterprise information management system (EIMS)

Tighter integration among key enhancements to components of Hummingbird Enterprise

Toronto – June 4, 2002 -- Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced the immediate availability of Hummingbird Enterprise with new versions of its portal, document management, records management, web publishing, workflow, collaboration, business intelligence, and metadata solutions. Hummingbird Enterprise, the world's first integrated EIMS, helps organizations leverage their intellectual assets by creating a 360° view of their information and knowledge content.

According to the Gartner report *The First Wave of Smart Enterprise Suites*, "the vast explosion of unstructured data is overwhelming the management infrastructure of many enterprises. It is negatively affecting the productivity of individuals and the overall competitiveness of enterprises[1]."

The Gartner report identifies Hummingbird in the first wave of vendors as an early example of convergence in the smart enterprise suite market. In the report, Gartner analysts state smart enterprise suites have the "potential to substantially reduce integration costs for support of extended enterprise process for knowledge management, content management and collaboration." Hummingbird extends the smart enterprise suite concept several steps further by including technologies in Hummingbird Enterprise that allow users to analyze and report on an organization's structured data, as well as a powerful records management solution and a metadata management tool.

"Hummingbird is at the forefront of companies that have understood the incredible importance of intellectual assets to the successful operation and ultimately the survival of businesses across all industry sectors. Hummingbird Enterprise is the business tool that helps your organization to transform 'what if' into 'we can'," said Barry Litwin, president, Hummingbird Ltd. "Hummingbird Enterprise maximizes our customers' organizational efficiencies by transforming information into intelligence and allowing knowledge workers to make better decisions – faster, at the lower cost of ownership provided by an integrated solution set."

[1] Gartner, "The First Wave of Smart Enterprise Suites," K. Shegda et al., May 2002

Hummingbird Enterprise provides the only enterprise-wide virtual work environment with interoperable solutions that consist of: Hummingbird Portal™, Hummingbird DM™, Hummingbird BI™, Hummingbird KM™, Hummingbird RM™, Hummingbird Web Publishing™, Hummingbird DM Workflow™, Hummingbird Collaboration™ and Hummingbird Met@Data™.

Two key enhancements across all new versions of Hummingbird Enterprise components are:

- **Tight integration across products**. Hummingbird Enterprise represents an unprecedented effort to more closely integrate the components of the EIMS. By taking advantage of the integration between Hummingbird products, customers will benefit from a seamless solution in a one-stop shopping context that addresses the continuum of end-user information management needs.
- **A common Hummingbird Enterprise interface**. This creates a consistent user experience across all components and reduces deployment time as well as the training requirements when deploying more than one component of Hummingbird Enterprise leading to a lower cost of ownership.

Hummingbird Enterprise components are available for immediate purchase or upgrade. Individual product information is available upon request.

About Hummingbird Enterprise™
Hummingbird Enterprise™ offers customers a 360° view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise™, an integrated enterprise information management system (EIMS) solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360° view of enterprise content with a portfolio of products that are both modular and interoperable. Today, 5 million users representing 90% of the Fortune 500 and 85% of the Fortune 100 rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are

cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to protect its intellectual property rights; the Company's ability to train its sales force, technical staff and other groups in a growing array of products; the Company's ability to hire, train, and retain highly qualified personnel; the introduction of new products in a timely manner and the Company's ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

For further information please contact:

Hummingbird Contacts:

Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: 416-496-2200 ext. 5846
Fax: 416-496-2207
amelia.young@hummingbird.com

Yuriy Diakunchak
Manager, Media Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2136
Fax: (416) 496-2207
yuriy.diakunchak@hummingbird.com

Hummingbird™

Hummingbird announces availability of Hummingbird DM™ 5.0

Significant enhancements and new features boost the document management component of Hummingbird Enterprise™

Toronto – June 4, 2002 -- Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced the availability of Hummingbird DM 5.0, a powerful multi-tier document management system (DMS). Hummingbird DM transforms document-based electronic information into knowledge assets, providing a strong foundation for collaborative and content management solutions.

Businesses are increasingly focusing on protecting their electronic documents and records from the risks associated with the loss of these assets. There is a growing realization that without the proper document management strategies in place, the prospect of unrecoverable loss looms large. However, according to Gartner research the "adoption of a properly designed and implemented document and record management system will reduce the risk of losing documents by up to 90 percent or more."[1] Hummingbird DM 5.0 signals a strong commitment on the part of Hummingbird to help organizations meet this challenge.

"Hummingbird DM 5.0 sets a new standard as the most complete document management system offered in the marketplace today in addition to being the easiest and fastest to deploy," said Barry Litwin, president, Hummingbird Ltd. "This version delivers unprecedented security, flexibility and functionality to our customers, making content management requirements easier to handle while delivering a faster return on investment and protecting the document based knowledge assets of organizations in any industry."

The new release of Hummingbird DM is significant for two reasons. First it represents a strong commitment on the part of Hummingbird to its document management product line. Hummingbird DM is a key element in the Hummingbird Enterprise family of solutions and Hummingbird has taken many steps to provide customers with tight integration between the DMS and the other components of Hummingbird Enterprise. Secondly, the new features in this release of Hummingbird DM represent an unparalleled development effort, producing the most aggressive document management release in the history of the product, and positioning Hummingbird well ahead of the competition in terms of the completeness of the solution.

Hummingbird DM 5.0 is immediately available for purchase or upgrade.

---

[1] Gartner, "Disaster Recovery Requires Document Management," D. Logan et al., January 2002

About Hummingbird DM™
Hummingbird DM™ transforms document-based information into knowledge assets by enabling the capture, manipulation, and distribution of working knowledge, empowering users to leverage not just their own experiences, but the collective expertise contained in Hummingbird repositories. As the platform for Hummingbird RM™, paper-based and electronic records are protected in an organized, secure environment throughout their lifecycle. An entire suite serves as a full complement to Hummingbird DM, with solutions for Collaboration, Web Publishing, Workflow, Imaging, and Engineering drawing management.

About Hummingbird Enterprise™
Hummingbird Enterprise™ offers customers a 360° view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise™, an integrated enterprise information management system (EIMS) solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360° view of enterprise content with a portfolio of products that are both modular and interoperable. Today, 5 million users representing 90% of the Fortune 500 and 85% of the Fortune 100 rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels

as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts
Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: 416-496-2200 ext. 5846
Fax: 416-496-2207
amelia.young@hummingbird.com
Yuriy Diakunchak
Manager, Media Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2136
Fax: (416) 496-2207
yuriy.diakunchak@hummingbird.com

Hummingbird™

Hummingbird announces availability of Hummingbird KM™ 5.0

Hummingbird KM provides powerful search capabilities for Hummingbird Enterprise™

Toronto – June 4, 2002 -- Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced the availability of Hummingbird KM 5.0, a powerful search, categorization and retrieval solution that provides knowledge workers with the fastest, most accurate access to an organization's collective expertise.

"An enterprise's most-critical knowledge capital is often labeled 'core competencies' and 'strategic processes.' Most enterprises consider these to be their most-valuable intangible assets. Despite the importance of these assets, most enterprises fail to formalize the processes to manage and leverage them[1]," states a report from Gartner.

Hummingbird KM is the tool that allows organizations to manage and leverage these intangible assets. Whether used alone or deployed along with other elements of Hummingbird Enterprise, Hummingbird KM becomes an invaluable application for organizations to effectively evaluate their core competencies and strategic processes by providing knowledge workers with a window into the organization's latent knowledge.

"Hummingbird KM 5.0 represents a continued commitment from Hummingbird to deliver a knowledge management solution that helps our customers maximize value from their intangible assets," said Barry Litwin, president, Hummingbird Ltd. "Our mission is to provide a 360-degree view of the enterprise business content that provides a consistent and scalable user experience that support the management of intellectual assets. Hummingbird KM satisfies the need to find and access knowledge assets from sources inside and outside the enterprise."

The key strengths of Hummingbird KM are enterprise scalability to support large, distributed document collections, federated search capabilities that simultaneously return a single result set from multiple sources, activators that access and index enterprise content while respecting the security of underlying applications, agents that schedule searches in order to keep users up to date on dynamic information and taxonomy generation that automates categorization to relate document collections based on conceptual relationships.

---

[1] Gartner, "Sourcing and StrategicKnowledge Management," K. Harris, May 2002

This version of Hummingbird KM has been modified to provide consistency of user experience and to enhance its interoperability with the components of Hummingbird Enterprise that rely on the powerful search capabilities of Hummingbird KM: Hummingbird Portal™, Hummingbird DM™ and Hummingbird Collaboration™.

Hummingbird KM 5.0 is immediately available for purchase or upgrade.

About Hummingbird KM™
Hummingbird KM™ is an integrated software suite that dramatically improves the way organizations manage information. Users can quickly search for information stored in any accessible indexed information source. The majority of the items found can be viewed with search term highlighting, even if the native authoring application isn't installed on their computer. Hummingbird KM search techniques include Similarity Searching, item summarization, fuzzy searching, and multilingual stemming. A search can be based on a word, a phrase, or by standard or custom structured properties.

About Hummingbird Enterprise™
Hummingbird Enterprise™ offers customers a 360° view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise™, an integrated enterprise information management system (EIMS) solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360° view of enterprise content with a portfolio of products that are both modular and interoperable. Today, 5 million users representing 90% of the Fortune 500 and 85% of the Fortune 100 rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors

have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts

Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: 416-496-2200 ext. 5846
Fax: 416-496-2207
amelia.young@hummingbird.com
Yuriy Diakunchak
Manager, Media Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2136
Fax: (416) 496-2207
yuriy.diakunchak@hummingbird.com

Hummingbird™

Hummingbird releases Hummingbird SearchServer™ 5.3

Significant enhancements and new features add to powerful information search and retrieval solution for knowledge intensive applications

Toronto – June 4, 2002 -- Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced the availability of Hummingbird SearchServer 5.3. This version of Hummingbird SearchServer allows users to more intuitively leverage an organization's intellectual capital by searching for information in context.

"Search technology is growing in importance, permeating aspects of enterprise business procedures in radical ways[1]," according to Gartner research. Hummingbird SearchServer 5.3, an advanced information search and retrieval solution, meets this challenge by delivering an ambitious set of new features and enhancements that increase the ability of organizations and software vendors to build commercial and line-of-business solutions for knowledge-intensive applications.

With Hummingbird SearchServer, organizations can build high-volume applications that provide search and retrieval solutions for corporate publishing, e-commerce, Web publishing, customer service, technical support, and other knowledge and information-based solutions. Hummingbird SearchServer indexes information in structured and unstructured data stores providing true federated search capability to organizations. Hummingbird SearchServer is also offered via a flexible OEM program for inclusion in commercial applications, customer relationship management (CRM) packages, and Web sites.

Performance and scalability enhancements in this version offer faster returns of search results, unsurpassed search precision and significantly increase the amount of information that Hummingbird SearchServer can effectively index. New natural language searching capabilities allow users to conduct searches by posing questions that more accurately reflect the context of the information they are searching for. Responding to market requirements, Hummingbird has also included advanced support for indexing and retrieving XML documents. Another major new feature, result summarization, reduces the time to browse results as users do not have to open each document to find out what it is about.

---

[1] Gartner, "Search Technology's Presence Grows, but Maturity Is Slow," Whit Andrews, April 2002

"Everyone talks about the ROI of intellectual capital – this is where Hummingbird walks the talk. Hummingbird SearchServer greatly enhances the 'speed-to-mind' of an organization's information assets by delivering relevant information to employees, enabling them to make better decisions faster," said Andrew Pery, chief marketing officer, Hummingbird Ltd. "Hummingbird SearchServer is an invaluable asset to an organization's knowledge access strategy, whether it is utilized with Hummingbird Enterprise to perform searches across all organizational information sources or as a part of a customer or an OEM partner solution."

Hummingbird SearchServer 5.3 is immediately available for purchase or upgrade.

About Hummingbird SearchServer

Hummingbird SearchServer is an advanced data retrieval solution for high-volume, line-of-business Windows and UNIX information applications. It is widely used by software vendors and organizations for building electronic publishing, e-commerce, customer care, online technical support and other knowledge-intensive applications that require fast access to unstructured information. Hummingbird SearchServer enables information users to retrieve data from anywhere in the enterprise with no knowledge of the server, repository or file format. Hummingbird SearchServer is available to organizations for building custom applications or to software vendors looking to include advanced information search and retrieval in their commercial solutions via the Hummingbird SearchServer OEM program.

About Hummingbird Enterprise™

Hummingbird Enterprise™ offers customers a 360° view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise™, an integrated enterprise information management system (EIMS) solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360° view of enterprise content with a portfolio of products that are both modular and interoperable. Today, 5 million users representing 90% of the Fortune 500 and 85% of the Fortune 100 rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts

Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 5846
Fax: (416) 496-2207
amelia.young@hummingbird.com
Yuriy Diakunchak
Manager, Media Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2136
Fax: (416) 496-2207
yuriy.diakunchak@hummingbird.com

Hummingbird™

FORD MOTOR COMPANY SELECTS HUMMINGBIRD'S HOSTEXPLORER™

Enterprise agreement means HostExplorer will be used across Ford Motor Company's global operations

Toronto – June 10, 2002 -- Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced that Ford Motor Company purchased a global enterprise license for HostExplorer. The deal will allow over 108,000 Ford Motor Company employees to use HostExplorer, the fastest, most robust, and stable connection from the desktop to enterprise hosts, including IBM mainframes, AS/400s, UNIX and Linux systems.

Ford is already a long time user of Exceed, the market's best selling and highest performing PC X Server, designed to transparently integrate PC and X computing environments. HostExplorer will be used across the company in departments such as manufacturing, product development and finance to access line-of-business applications housed on legacy servers.

"Hummingbird has an extremely strong reputation as the world leading provider of host access and network connectivity solutions," said Xavier Chaillot, Senior Product Manager, Hummingbird Connectivity, Hummingbird Ltd. "Hummingbird continues to build its reputation by listening to customer needs and incorporating those requirements in new releases of HostExplorer."

About Hummingbird Connectivity™

Hummingbird Connectivity is a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system. Hummingbird Connectivity seamlessly delivers enterprise mission critical data to the user desktop. Based on robust and recognized standards, every Hummingbird Connectivity product is designed to bridge the gap between legacy systems and enterprise users by delivering the quickest, easiest, and most secure single point of access to Unix systems, Mainframes and AS/400s.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise™, an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts

Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: 416-496-2200 ext. 5846
Fax: 416-496-2207
amelia.young@hummingbird.com
Yuriy Diakunchak
Manager, Media Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2136
Fax: (416) 496-2207
yuriy.diakunchak@hummingbird.com

Hummingbird™

HUMMINGBIRD UNVEILS HUMMINGBIRD E-GATEWAY™ 2.0, THE MARKET'S ONLY ZERO FOOTPRINT WEB-TO-HOST SOLUTION

J2EE-based Web application allows organizations to leverage legacy systems, lowers total cost of ownership

Toronto – June 19, 2002 -- Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced the availability of Hummingbird e-Gateway 2.0, a lightweight, portal-integrated Web-to-Host solution. In addition to providing the only zero-footprint Web-to-Host solution on the market, Hummingbird is also the only company to offer a fully portal-integrated green screen emulator.

Hummingbird e-Gateway enables organizations to lower their total cost of ownership while deploying a state-of-the-art web-based dynamic HTML (DHTML) terminal emulator that can be accessed through any web browser. It allows organizations to provide their users with access to legacy information without having to undertake costly and time-consuming installations on each desktop. Organizations that choose Hummingbird e-Gateway save time and money on deployment while at the same time increasing their productivity.

"The bottom line is that if you want a reliable, highly scalable, high-performance Web-to-Host solution, then Hummingbird e-Gateway 2.0 should be high on the list of products that you want to evaluate," said Anura Gurugé, Independent Analyst and Author and Publisher of 'i-BigBlue Professionals' Monthly.

"For this version of Hummingbird e-Gateway, we focused our efforts on improvements to scalability, architecture, speed and flexibility," said Xavier Chaillot, Senior Product Manager, Connectivity Solutions, Hummingbird Ltd. "More than ever, Hummingbird e-Gateway provides organizations with an easy way to protect their investments in legacy data while benefiting from the latest in Web-based technologies. With Hummingbird e-Gateway 2.0 you can finally benefit from the best of both worlds: legacy systems and Web applications."

Major improvements to the architecture of Hummingbird e-Gateway make this version a true Web application that can be deployed over J2EE Web Application servers such as IBM WebSphere, BEA Weblogic, Apache Tomcat and others. J2EE compliance provides Hummingbird e-Gateway with advantages such as platform independence, and an open architecture, which allow unrestricted deployment of the software across a variety of platforms and Web application servers.

Significant improvements to scalability in Hummingbird e-Gateway 2.0 allow up to 1500 sessions to be supported by a single server. No-restriction load-balancing, with multiple Hummingbird e-Gateway servers united in a load-balancing ring is another standout feature of this version. User load can be easily increased with new servers added to the ring.

Hummingbird e-Gateway also features a brand new user interface that brings the product in line with the other components of Hummingbird Enterprise™, Hummingbird's integrated EIMS. This creates a consistent user experience across all components and reduces the training requirements when deploying more than one component of Hummingbird Enterprise.

Hummingbird e-Gateway 2.0 is available for Windows 2000, Windows NT, Windows XP, and any UNIX platform supported by IBM Websphere 4.x and above, BEA Weblogic 6.1 and above, Apache Tomcat 4.x, and e-Gateway's integrated web application server. Hummingbird e-Gateway 2.0 is available immediately for purchase or upgrade.

About Hummingbird e-Gateway™
Hummingbird e-Gateway is a lightweight, real-time, dynamic HTML (DHTML) browser-based Web-to-Host solution that allows administrators to publish enterprise information from IBM Mainframe and AS/400 hosts green screens in custom, graphical screens. Hummingbird e-Gateway provides access to host-based applications and information, integrating dial-up or remote, intranet and extranet users with business-critical applications and information, allowing organizations to stay competitive in today's evolving e-networks. Hummingbird e-Gateway is fully portal-integrated extending access to business-critical information and resources.

About Hummingbird Enterprise™
Hummingbird Enterprise™ offers customers a 360° view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise™, an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts

Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: 416-496-2200 ext. 5846
Fax: 416-496-2207
amelia.young@hummingbird.com
Yuriy Diakunchak
Manager, Media Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2136
Fax: (416) 496-2207
yuriy.diakunchak@hummingbird.com